Exhibit 99.1

DISCIPLINED STRATEGY EXECUTION SUPPORTS

SUSTAINED VALUE CREATION AT BARRICK

ALL AMOUNTS EXPRESSED IN U.S. DOLLARS

LONDON, November 3, 2022 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) remains on track to achieve its 2022 production guidance despite some short-term operational challenges and rising input costs, president and chief executive Mark Bristow said today.

Presenting the company’s third-quarter results, Bristow said a steady performance had paved the way for a stronger Q4, driven by access to higher grades at Nevada Gold Mines (NGM). Its exploration drive continues to build momentum and Barrick is set once again to grow its reserves net of depletion this year.

Operating cash flow for the quarter was $758 million and was supplemented by the sale of non-core royalty assets. The robust balance sheet supported a $0.10 per share base dividend plus a $0.05 per share performance dividend for a total of $0.15 per share for the quarter. Under the $1 billion share buyback program, $322 million1 of shares have been repurchased to date, or approximately 1% of Barrick’s issued and outstanding shares at the time the program was announced.

“Barrick’s core strategy is one of long-term value creation and our focus remains firmly on this goal. We continue to maintain a strong balance sheet and to develop our wealth of organic growth projects. We also keep a sharp lookout for M&A opportunities, but those that could pass our strict investment filters are few and far between,” Bristow said.

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q3 2022	Q2 2022	Q3 2021

Realized gold price5,[6] ($ per ounce)	1,722	1,861	1,771

Net earnings ($ millions)	241	488	347

Adjusted net earnings[3] ($ millions)	224	419	419

Net cash provided by operating activities ($ millions)	758	924	1,050

Free cash flow[7] ($ millions)	(34)	169	481

Net earnings per share ($)	0.14	0.27	0.20

Adjusted net earnings per share[3] ($)	0.13	0.24	0.24

Attributable capital expenditures[8,9] ($ millions)	609	587	456

Operating Results	Q3 2022	Q2 2022	Q3 2021

Gold

Production[6] (000s of ounces)	988	1,043	1,092

Cost of sales (Barrick’s share)[6,10] ($ per ounce)	1,226	1,216	1,122

Total cash costs[6,11] ($ per ounce)	891	855	739

All-in sustaining costs[6,11] ($ per ounce)	1,269	1,212	1,034

Copper

Production[6] (millions of pounds)	123	120	100

Cost of sales (Barrick’s share)[6,10] ($ per pound)	2.30	2.11	2.57

C1 cash costs[6,12] ($ per pound)	1.86	1.70	1.85

All-in sustaining costs[6,12] ($ per pound)	3.13	2.87	2.60

Q3 2022 Results Presentation

Webinar and Conference Call

President and CEO Mark Bristow will host a live presentation of the results today at 11:00 EDT, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free), 1 800 319 4610

UK (toll-free), 0808 101 2791

International (toll), +1 416 915 3239

The Q3 2022 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

Best Assets

∎	Steady Q3 performance with grade uplift in Q4 to drive delivery of 2022 gold production targets

∎	Strong production performance at Lumwana and Jabal Sayid has copper trending at midpoint of guidance

∎	Another milestone reached at Goldrush with conclusion of draft EIS public comment period

∎	New exploration management team builds momentum with strong results from a range of exciting targets across portfolio

∎	On track to grow reserves net of depletion by year end

Leader in Sustainability

∎	Renewed focus on Visible Felt Leadership shows improvement in safety at NGM

∎	All NGM sites retained ISO 14001 and ISO 45001 accreditation during the quarter

∎	Zero Class 1 or high significance environmental incidents[13]

∎	Progress against Global Industry Standard on Tailings Management and against self-assessment plans completed for all ‘very high’ and ‘extreme’ consequence classifications

∎	Pueblo Viejo new tailings storage facility Environmental and Social Impact Assessment (ESIA) completed to the Dominican Government’s Terms of Reference

Delivering Value

∎	Operating cash flow of $758 million plus further value capture from sale of royalty portfolio

∎	Net earnings per share of $0.14 and adjusted net earnings per share[3] of $0.13 for the quarter

∎	Net cash of $145 million[2] results in a $0.15 per share dividend for Q3 2022, inclusive of $0.05 per share performance dividend

∎	A further 9 million shares repurchased under buyback program (~$141 million) in Q3 2022 bringing the total year-to-date to $322 million[4]

BARRICK THIRD QUARTER 2022	2	PRESS RELEASE

CONTINUED FROM PAGE 1

“Sustainability is the cornerstone of our business, as it has been for the past 20 years. We have adopted a holistic and integrated approach to this critical issue, and are not only prioritizing the environment portion of ESG metrics. This is more attuned to the ethical and developmental needs of many of our host countries, and is already delivering results,” Bristow said.

Highlights of the quarter include the completion of the public comment phase of NGM’s Goldrush project and continuing progress with the Pueblo Viejo expansion project, designed to extend the life of the mine beyond 2040 at an annual production rate in excess of 800,000 ounces of gold (100% basis).14 The definitive agreements on the Reko Diq copper-gold project in Pakistan have been finalized and the process now moves onto its legalization and closing stage, with potential production from 2027/2028.

Barrick continues to build its copper portfolio with strong performances from Jabal Sayid in Saudi Arabia and

Lumwana in Zambia, where ongoing exploration is pointing to the potential for a superpit which could extend the mine’s life to 2060.

At NGM, the North Leeville target has reported a maiden inferred resource of 700,000 ounces (100% basis as of December 31, 2021)18 and is set for further growth. Bristow says Barrick is looking at other opportunities in Nevada and elsewhere in North America. In Africa, key structures in the Loulo district are demonstrating the potential for further discoveries and in the Democratic Republic of Congo, Kibali’s prolific KCD structure continues to deliver growth.

“Barrick is successfully executing its strategy to create the world’s most valued gold and copper mining company through the performance of its peerless asset portfolio and a pipeline of high-quality organic growth prospects. This is evident in its industry-leading and sustainable shareholder returns, delivered in a disciplined dividend framework,” Bristow said.

Q3 DIVIDEND OF $0.15 PER SHARE DECLARED,

LEADING TO RECORD ANNUAL RETURNS IN 2022

Barrick today announced the declaration of a dividend of $0.15 per share for the third quarter of 2022.

The dividend is consistent with the Company’s Performance Dividend Policy announced at the start of the year. The Q3 2022 dividend will be paid on December 15, 2022 to shareholders of record at the close of business on November 30, 2022.

In addition to the enhanced dividends declared so far in 2022, Barrick has continued to repurchase shares under the share buyback program that was announced in February of this year. As of the end of Q3, Barrick has repurchased 18 million shares1 under the program, or approximately 1% of Barrick’s issued and outstanding shares at the time the program was announced, for net cash of $322 million1, including $141 million paid during Q3 2022.

Consequently, through the end of Q3 2022, $1.2 billion of cash has been used for dividends and share buybacks during the year. With the payment of the dividend announced today to be made in Q4 2022, the return to shareholders in 2022 in the form of dividends and share buybacks is expected to exceed the record $1.4 billion of distributions made in 2021.

“The combination of the performance dividend policy and share buyback program that were introduced earlier this year has allowed us to provide significant benefits to our shareholders,” says senior executive vice-president and chief financial officer Graham Shuttleworth. “Anchored by our solid operating performance and cash flows, we continue to maintain a robust balance sheet whilst simultaneously providing our shareholders with meaningful returns.”

BARRICK THIRD QUARTER 2022	3	PRESS RELEASE

A tailings storage facility in Nevada.

BARRICK UPDATES TAILINGS DISCLOSURE

Barrick continues to progress towards compliance with the new Global Industry Standard on Tailings

Management (GISTM), in line with its commitment as one of the main supporters of this project.

Long a leader in the field of tailings management, Barrick has maintained an internal standard that has been updated regularly in line with regulatory requirements, industry guidelines and best practices. This experience enabled it to make a significant contribution to the development of the GISTM. Its tailings storage facilities (TSFs) have been subject to an independent third-party review for the past 20 years.

In the course of this year, Barrick has conducted external and internal reviews of its tailings storage facilities against its internal standard and the GISTM. Based on these reviews it has taken a range of actions to further reduce the potential risk they present. These include the installation of automated data acquisition systems at numerous sites. Barrick’s TSF disclosure has been updated and can be found on our website at www.barrick.com/sustainability.

Isela Costantini has been appointed to Barrick’s Board of Directors as an independent director.

Ms Costantini has over 25 years of experience in international business and is currently the chief executive of Grupo Financiero GST, a privately held asset management company that ranks among Argentina’s leading financial groups. Prior to that, she was president and CEO of Argentina’s national airline, Aerolineas Argentina, as well as president and general director, Argentina, Paraguay and Uruguay, for General Motors.

Executive chairman John Thornton said Ms Costantini would bring a valuable perspective to the board with her wealth of experience in business, government and regulatory affairs in Latin America.

BARRICK THIRD QUARTER 2022	4	PRESS RELEASE

NGM: NOW FOR THE NEXT VALUE-CREATION PHASE

The successful merger of two different sets of assets, systems, people and practices into the fully integrated Nevada Gold Mines (NGM) has been a classic case of the whole exceeding the sum of its parts, says Mark Bristow.

Bristow, the chairman of NGM and president and CEO of majority owner Barrick, says the combination of Barrick’s Nevada assets’ reserves and grades with Newmont’s infrastructure has delivered industry-leading growth and performance. In the three years since the establishment of the joint venture, it has produced 10 million ounces of gold (on a 100% basis) and added 14.7 million ounces of proven and probable reserves (on a 100% basis before depletion)15,17,18 as well as 8.5 million ounces of inferred resources (on a 100% basis).16,17,18

Greatly improved knowledge of the orebodies supports robust 10-year mine plans and has increased the pre-merger life of mine, and new opportunities for innovations and discoveries that will support a 15-year plan have been identified.

“As far as the first phase of NGM’s development is concerned, I think we can safely say: Mission Accomplished,” says Bristow.

“The foundational team did a great job and NGM now needs a new leadership team to oversee its next stage of long-term value creation. At the end of the past quarter, Peter

Richardson officially succeeded Greg Walker as executive managing director and Henri Gonin, previously general manager at Carlin, was appointed head of operations. Other senior appointments, internal as well as external, make up the rest of a corporate structure which is fit for NGM’s new purpose.”

NGM set out to be a thoroughly Nevadan business, the partner of choice for the state as well as its communities. Since September 2020, it has contributed more than $5.5 million to Nevadan causes through its five community development committees (CDCs). Each of these covers a different region of Nevada, including the Native American community. NGM’s support is focused on economic development, education, environment, health and cultural heritage.

NGM’s top priority is to create a “Zero-Harm” workplace. A steady decline in the Lost Time Injury Frequency Rate19 and Total Recordable Injury Frequency Rate20 in 2022 delivered NGM’s best safety quarter of the year in the three months to September.

BARRICK THIRD QUARTER 2022	5	PRESS RELEASE

BARRICK AND PAKISTAN REVIEW PROGRESS

ON REKO DIQ PROJECT

Mark Bristow says the process of completing the final agreements and legal steps that would enable the development of the Reko Diq project is making steady progress.

Once the transaction is completed, Reko Diq, one of the largest undeveloped copper-gold deposits in the world, will be owned 50% by Barrick, 25% by Balochistan province and 25% by major Pakistani state-owned enterprises (SOEs).

He was speaking after a four-day visit to Pakistan in October 2022 during which he and the project team held discussions with prime minister Shehbaz Sharif and Balochistan chief minister Abdul Quddus Bizenjo and their teams, as well as Barrick’s SOE partners. With the approval of Pakistan president Dr Arif Alvi, the necessary documents for the Presidential Reference were filed on October 15, 2022 with the country’s supreme court, a significant process milestone.

During the course of the trip, the Barrick team also visited Balochistan’s Chagai District, which hosts Reko Diq, to brief local leaders and community stakeholders on the project. Reko Diq will bring enormous benefits to the region in the form of employment, skills and economic development, as well as community initiatives focused on food security, environmental management and access to healthcare, education and potable water.

Bristow says Barrick is setting up community development committees (CDCs) to identify priority projects and supervise their implementation.

“Barrick has been built on successful partnerships with our host countries, and these encompass the full range of stakeholders, from governments through suppliers to the communities around our mines. Our CDC model provides a transparent and accountable mechanism for tailoring development programs to the needs of these communities with their full participation,” he says.

Once the current legal processes have been finalised, Barrick will complete its update of the feasibility study, which currently envisages an open-pit operation with a life of more than 40 years. It is envisaged that the project will be built in two phases at an initial estimated capital cost21 of approximately $7 billion and is expected to go into production between 2027 and 2028.

While in Pakistan, Bristow announced that Barrick was donating an additional $150,000 to the Balochistan flood relief fund, bringing the company’s total contribution to $300,000.

BARRICK THIRD QUARTER 2022	6	PRESS RELEASE

Mining Minister Sir Ano Pala and Mark Bristow.

INCORPORATION OF NEW PORGERA LIMITED

ADVANCES MINE RESTART

The incorporation of New Porgera Limited (NPL) on September 22, following execution of the New Porgera Shareholders Agreement by Barrick (Niugini) Limited, Kumul Mineral Holdings Limited and Mineral Resources Enga, marked an important step towards the long-delayed restart of the Porgera mine.

Once certain conditions are fulfilled, NPL intends to apply for a new Special Mining Lease (SML) in coming weeks.

In Papua New Guinea for quarterly operational reviews, Mark Bristow said that New Porgera will work with the State and the Mineral Resources Authority (MRA) to ensure that the SML application process proceeded without delay and in accordance with the Mining Act and the Porgera Project Commencement Agreement (PPCA).

“The application and early approval of a new SML is the goal that all Porgera stakeholders should be striving for. The mine has sat idle for far too long — more than two and a half years — depriving landowners and the communities of Porgera of employment and other essential benefits that the mine delivered successfully for 30 years,” said Bristow.

Together with Barrick’s executives, Bristow travelled to Porgera to kick-off the security forum alongside the Mining Minister Sir Ano Pala, Porgera MP Maso Karipe, SML and Lease for Mining Purpose landowners, community members, women’s groups and business leaders. Also in attendance was the Enga Provincial Police Commander and representatives of the Enga Provincial Government, Porgera District and PNG Defence Force.

“We had a constructive kick-off meeting in Porgera and everyone agreed that law and order is crucial to the restart of Porgera mine and the long-term future of the Porgera District. The parties will continue to meet and collaborate on law and order initiatives and their implementation. All landowners and community leaders have acknowledged the urgent need for leadership at ground level to complement the work being done by security forces. There was a call from the landowners for the signing of a peace agreement between rival clans in the Porgera Valley and the need for a government endorsed police operation to address the current lawlessness in Porgera,” said Bristow.

As a sign of Barrick’s commitment to restart the operation, the company is building a dedicated team, comprised of a majority of Papua New Guineans, to get the mine up and running so that the people of Porgera can finally see the signs of Porgera’s revival that they have been waiting for. To date, Barrick and Zijin have funded $391 million solely for care and maintenance.

BARRICK THIRD QUARTER 2022	7	PRESS RELEASE

VELADERO CONTINUES TO EXPLORE AND STRENGTHEN

ITS PARTNERSHIP WITH THE COMMUNITY

But Warns That In-Country Conditions Could Adversely Affect Mining Industry Viability

The Veladero gold mine has reached its 17th anniversary since first gold in October 2005 and the company remains committed to improving the asset, building on strong partnerships with the local community, and exploring to increase its resources.

Mark Bristow said recent integrated work from the exploration team in the Veladero district had identified four high interest targets that would be tested with drilling campaigns that started in October 2022.

Veladero will also launch four new Community Development Committees (CDCs) in the provinces of Iglesia and Jáchal to further develop an open partnership with local communities, bringing the total CDCs to six, and increasing the frequency of participatory environmental monitoring. The role of the CDCs is to allocate the community investment budget to projects prioritized by local stakeholders, with each committee made up of a mix of local leaders and community members.

“We call San Juan our home and since 2019 we have significantly improved our relations with all stakeholders based on our DNA of open and transparent communication. I’m thrilled to see this commitment expand with the new CDCs in our neighboring communities of Iglesia and Jáchal,” Bristow said.

Another important initiative is to enhance environmental participatory monitoring. The first of these took place at the start of October when water quality samples were collected at Veladero’s Compliance Point by community members and analyzed at a certified laboratory. Over the next six months, monitoring will occur monthly and then quarterly, significantly increasing participation from the current annual frequency.

In terms of value creation, the procurement spend with local community suppliers reached US$22 million in the last 12 months. This has generated new opportunities for local suppliers such as earthworks, construction, manufacturing of grinding balls, glass cutting, hardware, mining road maintenance and cargo transportation, among others. At the same time, the company has developed an incubation program for non-mining related small businesses, which has produced about 60 initiatives in the last three years.

“We are exploring in the San Juan province and across the country, and at the same time, we have raised concerns about the mining industry’s viability. At Veladero, we have observed how the current financial situation in Argentina, with currency restrictions, inflation, and taxation, combines with the global financial crisis to create risks for the mine plan. As partners, we urgently need to work together for a sustainable long-term future,” Bristow said.

BARRICK THIRD QUARTER 2022	8	PRESS RELEASE

FURTHER GROWTH TARGETED IN TANZANIA

With North Mara and Bulyanhulu set to achieve a combined production in excess of 500,000 ounces22 for the second year running, Barrick is looking to expand its East African footprint from this base.

Mark Bristow says the resurrection of these moribund mines and their transformation into an asset with the potential to be included in Barrick’s elite Tier One23 portfolio as a combined complex was a remarkable success story.

“Our groundbreaking Twiga partnership with the Tanzanian government not only settled its long-running disputes with the mines’ previous operators but has established a model for mutually beneficial cooperation between miners and their host countries, particularly in Africa. By demonstrating that Tanzania is an investor-friendly destination it also augurs well for the future of the country’s mining industry,” he said.

Both North Mara and Bulyanhulu have been ramping up production, with North Mara hitting a record 505,000 tonnes of ore and waste mined last quarter.22 It continues to optimize the underground operation while the change to an owner-mining strategy has boosted the expansion of both the mine and open pit operations. At Bulyanhulu, the development of the main declines to access the Deep West zone of the orebody started last quarter. The production ramp-up at both mines is being supported by fleet upgrades.

“We continue to target further growth through reconnaissance and the consolidation of key licences. Extension opportunities are being assessed along the Gokona strike and throughout the Bulyanhulu Inlier. Results from the deep drilling at Gokona are pointing to a significant potential for extending North Mara’s life,” Bristow said.

“In addition to the brownfields exploration designed to maintain the positive trend on resource expansion and conversion at the two mines, we are also looking further afield. A better understanding of the region’s geological architecture will improve our ability to discover new world-class development opportunities in our areas of interest.”

In line with Barrick’s localization policy, Tanzanians make up 96% of the mines’ workforces, with 45% drawn from the communities surrounding the mines. Host country nationals account for 58% of the senior management. During the past quarter, the mines spent $339 million with Tanzanian suppliers and service providers. Since it took over the mines in 2019, Barrick has contributed over $2.1 billion to the Tanzanian economy.

BARRICK THIRD QUARTER 2022	9	PRESS RELEASE

LUMWANA SHOWS BARRICK’S COMMITMENT TO COPPER

The transformation of Lumwana from a marginal copper asset into a world-class operation demonstrates the commitment of Barrick to expanding its copper holdings in Africa and globally.

Mark Bristow says since 2019, Lumwana’s fortunes had been turned around completely. Its life has been extended and it has been built into a profitable business, with significant growth opportunities. A solid year to date performance has kept it on track to achieve its annual production guidance.

Now one of Zambia’s largest copper producers, it employs more than 4,400 people, 99.3% of them Zambian nationals. It has an exceptional safety record, with no fatalities since 2016 and a Lost Time Injury Frequency Rate19 of less than 1.0% over the past 10 years.

“As a lower-grade mine, Lumwana is volume-driven and there is a strong focus on driving down operational costs by achieving efficiencies through scaled operations. This year’s production has already benefited from the improved runtimes provided by a new fleet of trucks and shovels. The planned upgrade of the conveyor system will secure steady ore delivery to the plant, boosting throughput and production next year,” Bristow said.

“Promising drill results at the Lubwe satellite target are increasing our confidence that we will be able to develop a super pit and still keep producing at today’s rates and more. Should the super pit prove viable, it will substantially extend the mine’s life with a two year pre-feasibility study scheduled to commence in 2023. In addition to Lubwe, the assessment of the Kamaranda and Kababisa prospects is ongoing with drill programmes planned for the fourth quarter and potential to add additional satellites. It’s worth noting that the government’s new mineral royalty tax regime, scheduled to come into effect in January next year, will unlock additional free cash flow for Barrick, allowing us to reinvest in Lumwana.”

BARRICK THIRD QUARTER 2022	10	PRESS RELEASE

EXPLORATION SUCCESS SECURES KIBALI’S FUTURE

The ability of Africa’s largest gold mine to replace its reserves beyond depletion will secure its position as one of Barrick’s Tier One assets well into the future.

Mark Bristow says the 13-year-old mine, which has just improved its performance for the third consecutive quarter, still had an enormous upside. With its exploration prospect pipeline continuing to expand, it was well set to maintain its business plan for at least another 10 years.

Kibali’s underground operations are being further extended by two years through the addition of the 11,000 Lode to the mine plan. This lode continues to deliver promising results, unlocking additional value, and remains open down plunge. Drilling is also under way at the Mengu Hill, Agbarabo, Rhino, Zambula and Makoro targets which are showing potential as additional underground and open pit satellites.

Bristow said with an in-country investment of $4.2 billion, Kibali had made a significant contribution to the Congolese state’s coffers. More importantly, it had transformed the country’s previously undeveloped north-eastern region into a thriving new economic frontier.

During the past quarter, minister of mines HE Antoinette N’Samba Kalambayi launched the steering committee which will manage Kibali’s social development fund, based on 0.3% of the mine’s annual turnover. An amount of $13.7 million, accrued over the past three years, has already been earmarked for community projects which will be launched this year. The new 2,500-seat Catholic church in Kokiza has recently been officially handed over to and accepted by the Diocese and its approximately 30,000 strong congregation, who were resettled in the new village between 2010 and 2016.

Barrick also continues to invest in the future of Africa’s biodiversity with the planned reintroduction of 76 white rhinos to the Garamba National Park, a critical move in the long-term plan to protect this endangered species.

BARRICK THIRD QUARTER 2022	11	PRESS RELEASE

DELIVERING 25 YEARS OF VALUE TO MALI,

WITH MORE TO COME

Barrick’s Loulo, Gounkoto and the former Morila mines have contributed $8.7 billion to the Malian economy in the 25 years the company has been in the country and over the past decade have accounted for between 5% and 10% of its GDP.

Mark Bristow says that throughout Barrick’s long partnership with Mali, it had supported the country during some difficult times in its history. Its relationship with successive governments continues to be mutually beneficial, with the Loulo-Gounkoto complex — one of the company’s elite Tier One assets — on track to meet its 2022 production guidance.

“In line with our long-term commitment to Mali, we continue to invest in exploration to extend the life of the complex, which regularly more than replaces the gold it mines each year. The Loulo district is still delivering high-quality targets and we’re upgrading the complex’s infrastructure to support both open pit pushbacks and extensions at Yalea and Gara. In the meantime, the new Gounkoto underground mine is progressing its development towards scheduled commencement of stoping next year,” he said.

Bristow noted that Loulo-Gounkoto was an outstanding example of Barrick’s policy of recruiting and developing the people of its host countries. Malian nationals account for 95% of the complex’s workforce and they are led by an all-Malian management team. Similarly, it has invested in the growth of local business partners, ranging from key contractors to fuel and lubricant suppliers. In the year to date, it has spent $395 million with these partners, representing 80% of its total purchases.

Loulo-Gounkoto has also significantly improved the quality of life in its surrounding communities through its investment in projects designed to provide them with access to healthcare, education, food security and potable water. A local entrepreneurship programme has directly created more than 1,200 jobs.

Malaria remains one of Africa’s biggest health problems and Loulo-Gounkoto is taking aggressive action to reverse the recent rise in the infection rate after a long period in which it steadily decreased. This includes a door-to-door awareness campaign in the local villages, a workshop held alongside the country’s national director of malaria control, close cooperation with regional healthcare authorities and working with other mining companies to identify and leverage synergies in the various malaria response plans.

BARRICK THIRD QUARTER 2022	12	PRESS RELEASE

Appendix 1

2022 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2022 forecast attributable production (000s oz)	2022 forecast cost of sales[10] ($/oz)	2022 forecast total cash costs[11] ($/oz)	2022 forecast all-in sustaining costs[11] ($/oz)

Carlin (61.5%)[24]	950 - 1,030	900 - 980	730 - 790	1,020 - 1,100

Cortez (61.5%)[25]	480 - 530	970 - 1,050	650 - 710	1,010 - 1,090

Turquoise Ridge (61.5%)	330 - 370	1,110 - 1,190	770 - 830	930 - 1,010

Phoenix (61.5%)	90 - 120	2,000 - 2,080	720 - 780	890 - 970

Long Canyon (61.5%)	40 - 50	1,420 - 1,500	540 - 600	540 - 620

Nevada Gold Mines (61.5%)	1,900 - 2,100	1,020 - 1,100	710 - 770	990 - 1,070

Hemlo	160 - 180	1,340 - 1,420	1,140 - 1,200	1,510 - 1,590

North America	2,100 - 2,300	1,050 - 1,130	740 - 800	1,040 - 1,120

Pueblo Viejo (60%)	400 - 440	1,070 - 1,150	670 - 730	910 - 990

Veladero (50%)	220 - 240	1,210 - 1,290	740 - 800	1,270 - 1,350

Porgera (47.5%)[26]	—	—	—	—

Latin America & Asia Pacific	620 - 680	1,140 - 1,220	700 - 760	1,040 - 1,120

Loulo-Gounkoto (80%)	510 - 560	1,070 - 1,150	680 - 740	940 - 1,020

Kibali (45%)	340 - 380	990 - 1,070	600 - 660	800 - 880

North Mara (84%)	230 - 260	820 - 900	670 - 730	930 - 1,010

Bulyanhulu (84%)	180 - 210	950 - 1,030	630 - 690	850 - 930

Tongon (89.7%)	170 - 200	1,700 - 1,780	1,220 - 1,280	1,400 - 1,480

Africa & Middle East	1,450 - 1,600	1,070 - 1,150	720 - 780	950 - 1,030

Total Attributable to Barrick[27,28,29]	4,200 - 4,600	1,070 - 1,150	730 - 790	1,040 - 1,120

COPPER PRODUCTION AND COSTS

	2022 forecast attributable production (Mlbs)	2022 forecast cost of sales[10] ($/lb)	2022 forecast C1 cash costs[12] ($/lb)	2022 forecast all-in sustaining costs[12] ($/lb)

Lumwana	250 - 280	2.20 - 2.50	1.60 - 1.80	3.10 - 3.40

Zaldívar (50%)	100 - 120	2.70 - 3.00	2.00 - 2.20	2.50 - 2.80

Jabal Sayid (50%)	70 - 80	1.40 - 1.70	1.30 - 1.50	1.30 - 1.60

Total Attributable to Barrick[28]	420 - 470	2.20 - 2.50	1.70 - 1.90	2.70 - 3.00

ATTRIBUTABLE CAPITAL EXPENDITURES

($ millions)

Attributable minesite sustaining[8]	1,350 - 1,550

Attributable project[8]	550 - 650

Total attributable capital expenditures[9]	1,900 - 2,200

2022 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2022 Guidance Assumption	Hypothetical Change	Impact on EBITDA[30] (millions)	Impact on TCC and AISC[11,12]

Gold price sensitivity	$1,700/oz	+ $100/oz	+ $580	+ $4/oz

Copper price sensitivity	$4/lb	+/- $0.25/lb	+/- $60	+/- $0.02/lb

BARRICK THIRD QUARTER 2022	13	PRESS RELEASE

Appendix 2

Production and Cost Summary - Gold

	For the three months ended

	9/30/22	6/30/22	% Change	9/30/21	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	425	462	(8)%	495	(14)%

Gold produced (000s oz 100% basis)	691	751	(8)%	805	(14)%

Cost of sales ($/oz)	1,242	1,171	6%	1,123	11%

Total cash costs ($/oz)[b]	924	856	8%	734	26%

All-in sustaining costs ($/oz)[b]	1,333	1,238	8%	975	37%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	229	243	(6)%	209	10%

Gold produced (000s oz 100% basis)	372	394	(6)%	340	10%

Cost of sales ($/oz)	1,137	1,042	9%	1,017	12%

Total cash costs ($/oz)[b]	943	862	9%	814	16%

All-in sustaining costs ($/oz)[b]	1,304	1,192	9%	1,124	16%

Cortez (61.5%)[d]

Gold produced (000s oz attributable basis)	98	97	1%	130	(25)%

Gold produced (000s oz 100% basis)	160	158	1%	212	(25)%

Cost of sales ($/oz)	1,056	1,168	(10)%	1,164	(9)%

Total cash costs ($/oz)[b]	770	850	(9)%	800	(4)%

All-in sustaining costs ($/oz)[b]	1,426	1,538	(7)%	1,065	34%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	62	75	(17)%	82	(24)%

Gold produced (000s oz 100% basis)	102	122	(17)%	134	(24)%

Cost of sales ($/oz)	1,509	1,289	17%	1,169	29%

Total cash costs ($/oz)[b]	1,105	928	19%	788	40%

All-in sustaining costs ($/oz)[b]	1,423	1,195	19%	943	51%

Phoenix (61.5%)[c]

Gold produced (000s oz attributable basis)	30	26	15%	31	(3)%

Gold produced (000s oz 100% basis)	47	43	15%	50	(3)%

Cost of sales ($/oz)	1,964	2,114	(7)%	1,777	11%

Total cash costs ($/oz)[b]	953	895	6%	499	91%

All-in sustaining costs ($/oz)[b]	1,084	1,152	(6)%	582	86%

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	6	21	(71)%	43	(86)%

Gold produced (000s oz 100% basis)	10	34	(71)%	69	(86)%

Cost of sales ($/oz)	1,769	1,280	38%	796	122%

Total cash costs ($/oz)[b]	662	450	47%	201	229%

All-in sustaining costs ($/oz)[b]	684	459	49%	251	173%
Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	121	105	15%	127	(5)%

Gold produced (000s oz 100% basis)	202	175	15%	212	(5)%

Cost of sales ($/oz)	1,097	1,154	(5)%	895	23%

Total cash costs ($/oz)[b]	733	724	1%	521	41%

All-in sustaining costs ($/oz)[b]	1,063	1,024	4%	728	46%

BARRICK THIRD QUARTER 2022	14	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	9/30/22	6/30/22	% Change	9/30/21	% Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	130	140	(7)%	137	(5)%

Gold produced (000s oz 100% basis)	162	175	(7)%	171	(5)%

Cost of sales ($/oz)	1,220	1,093	12%	1,109	10%

Total cash costs ($/oz)[b]	845	730	16%	708	19%

All-in sustaining costs ($/oz)[b]	1,216	1,013	20%	1,056	15%

Kibali (45%)

Gold produced (000s oz attributable basis)	83	81	2%	95	(13)%

Gold produced (000s oz 100% basis)	184	180	2%	209	(13)%

Cost of sales ($/oz)	1,047	1,164	(10)%	987	6%

Total cash costs ($/oz)[b]	731	738	(1)%	597	22%

All-in sustaining costs ($/oz)[b]	876	946	(7)%	751	17%

Veladero (50%)

Gold produced (000s oz attributable basis)	41	58	(29)%	48	(15)%

Gold produced (000s oz 100% basis)	83	116	(29)%	96	(15)%

Cost of sales ($/oz)	1,430	1,369	4%	1,315	9%

Total cash costs ($/oz)[b]	893	861	4%	882	1%

All-in sustaining costs ($/oz)[b]	1,570	1,461	7%	1,571	0%

Porgera (47.5%)[e]

Gold produced (000s oz attributable basis)	—	—	— %	—	— %

Gold produced (000s oz 100% basis)	—	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %

Tongon (89.7%)

Gold produced (000s oz attributable basis)	41	41	0%	41	0%

Gold produced (000s oz 100% basis)	46	46	0%	45	0%

Cost of sales ($/oz)	1,744	2,025	(14)%	1,579	10%

Total cash costs ($/oz)[b]	1,462	1,558	(6)%	1,139	28%

All-in sustaining costs ($/oz)[b]	1,607	1,655	(3)%	1,329	21%

Hemlo

Gold produced (000s oz)	28	36	(22)%	26	8%

Cost of sales ($/oz)	1,670	1,698	(2)%	1,870	(11)%

Total cash costs ($/oz)[b]	1,446	1,489	(3)%	1,493	(3)%

All-in sustaining costs ($/oz)[b]	1,865	1,804	3%	2,276	(18)%

North Mara (84%)

Gold produced (000s oz attributable basis)	71	66	8%	66	8%

Gold produced (000s oz 100% basis)	84	79	8%	79	8%

Cost of sales ($/oz)	956	1,060	(10)%	993	(4)%

Total cash costs ($/oz)[b]	737	756	(3)%	796	(7)%

All-in sustaining costs ($/oz)[b]	951	957	(1)%	985	(3)%

BARRICK THIRD QUARTER 2022	15	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	9/30/22	6/30/22	% Change	9/30/21	% Change

Buzwagi (84%)[f]

Gold produced (000s oz attributable basis)				4

Gold produced (000s oz 100% basis)				5

Cost of sales ($/oz)				1,000

Total cash costs ($/oz)[b]				967

All-in sustaining costs ($/oz)[b]				970

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	48	54	(11)%	53	(9)%

Gold produced (000s oz 100% basis)	58	65	(11)%	63	(9)%

Cost of sales ($/oz)	1,229	1,163	6%	1,073	15%

Total cash costs ($/oz)[b]	898	836	7%	724	24%

All-in sustaining costs ($/oz)[b]	1,170	1,094	7%	827	41%

Total Attributable to Barrick[g]

Gold produced (000s oz)	988	1,043	(5)%	1,092	(10)%

Cost of sales ($/oz)[h]	1,226	1,216	1%	1,122	9%

Total cash costs ($/oz)[b]	891	855	4%	739	21%

All-in sustaining costs ($/oz)[b]	1,269	1,212	5%	1,034	23%

a.

These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 31, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

d.	Includes Goldrush.

e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

f.	With the end of mining at Buzwagi in the third quarter of 2021, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

g.

Excludes Pierina, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2022	16	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	9/30/22	6/30/22	% Change	9/30/21	% Change
Lumwana

Copper production (Mlbs)	82	75	9%	57	44%

Cost of sales ($/lb)	2.19	2.01	9%	2.54	(14)%

C1 cash costs ($/lb)[a]	1.78	1.68	6%	1.76	1%

All-in sustaining costs ($/lb)[a]	3.50	3.28	7%	2.68	31%
Zaldívar (50%)

Copper production (Mlbs attributable basis)	23	25	(8)%	24	(4)%

Copper production (Mlbs 100% basis)	45	50	(8)%	48	(4)%

Cost of sales ($/lb)	3.20	2.88	11%	3.13	2%

C1 cash costs ($/lb)[a]	2.45	2.17	13%	2.33	5%

All-in sustaining costs ($/lb)[a]	2.94	2.65	11%	2.77	6%
Jabal Sayid (50%)

Copper production (Mlbs attributable basis)	18	20	(10)%	19	(5)%

Copper production (Mlbs 100% basis)	37	40	(10)%	38	(5)%

Cost of sales ($/lb)	1.58	1.45	9%	1.51	5%

C1 cash costs ($/lb)[a]	1.41	1.09	29%	1.35	4%

All-in sustaining costs ($/lb)[a]	1.52	1.19	28%	1.55	(2)%
Total Attributable to Barrick

Copper production (Mlbs)	123	120	3%	100	23%

Cost of sales ($/lb)[b]	2.30	2.11	9%	2.57	(11)%

C1 cash costs ($/lb)[a]	1.86	1.70	9%	1.85	1%

All-in sustaining costs ($/lb)[a]	3.13	2.87	9%	2.60	20%

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2022	17	PRESS RELEASE

Appendix 3

Financial and Operating Highlights

			For the three months ended			For the nine months ended

	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change

Financial Results ($ millions)

Revenues	2,527	2,859	(12)%	2,826	(11)%	8,239	8,675	(5)%

Cost of sales	1,815	1,850	(2)%	1,768	3%	5,404	5,184	4%

Net earnings[a]	241	488	(51)%	347	(31)%	1,167	1,296	(10)%

Adjusted net earnings[b]	224	419	(47)%	419	(47)%	1,106	1,439	(23)%

Adjusted EBITDA[b]	1,155	1,527	(24)%	1,669	(31)%	4,327	5,188	(17)%

Adjusted EBITDA margin[c]	46%	53%	(13)%	59%	(22)%	53%	60%	(12)%

Minesite sustaining capital expenditures[b,d]	571	523	9%	386	48%	1,514	1,242	22%

Project capital expenditures[b,d]	213	226	(6)%	179	19%	625	513	22%

Total consolidated capital expenditures[d,e]	792	755	5%	569	39%	2,158	1,766	22%

Net cash provided by operating activities	758	924	(18)%	1,050	(28)%	2,686	2,991	(10)%

Net cash provided by operating activities margin[f]	30%	32%	(6)%	37%	(19)%	33%	34%	(3)%

Free cash flow[b]	(34)	169	(120)%	481	(107)%	528	1,225	(57)%

Net earnings per share (basic and diluted)	0.14	0.27	(48)%	0.20	(30)%	0.66	0.73	(10)%

Adjusted net earnings (basic)[b] per share	0.13	0.24	(46)%	0.24	(46)%	0.62	0.81	(23)%

Weighted average diluted common shares (millions of shares)	1,768	1,777	(1)%	1,779	(1)%	1,775	1,779	0%

Operating Results

Gold production (thousands of ounces)[g]	988	1,043	(5)%	1,092	(10)%	3,021	3,234	(7)%

Gold sold (thousands of ounces)[g]	997	1,040	(4)%	1,071	(7)%	3,030	3,234	(6)%

Market gold price ($/oz)	1,729	1,871	(8)%	1,790	(3)%	1,824	1,800	1%

Realized gold price[b,g] ($/oz)	1,722	1,861	(7)%	1,771	(3)%	1,820	1,789	2%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,226	1,216	1%	1,122	9%	1,211	1,101	10%

Gold total cash costs[b,g] ($/oz)	891	855	4%	739	21%	859	728	18%

Gold all-in sustaining costs[b,g] ($/oz)	1,269	1,212	5%	1,034	23%	1,215	1,046	16%

Copper production (millions of pounds)[g]	123	120	3%	100	23%	344	289	19%

Copper sold (millions of pounds)[g]	120	113	6%	101	19%	346	310	12%

Market copper price ($/lb)	3.51	4.32	(19)%	4.25	(17)%	4.11	4.17	(1)%

Realized copper price[b,g] ($/lb)	3.24	3.72	(13)%	3.98	(19)%	3.86	4.21	(8)%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.30	2.11	9%	2.57	(11)%	2.21	2.36	(6)%

Copper C1 cash costs[b,g] ($/lb)	1.86	1.70	9%	1.85	1%	1.79	1.75	2%

Copper all-in sustaining costs[b,g] ($/lb)	3.13	2.87	9%	2.60	20%	2.96	2.52	17%

	As at 9/30/22	As at 6/30/22	% Change	As at 9/30/21	% Change

Financial Position ($ millions)

Debt (current and long-term)	5,095	5,144	(1)%	5,154	(1)%

Cash and equivalents	5,240	5,780	(9)%	5,043	4%

Debt, net of cash	(145)	(636)	(77)%	111	(231)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Represents adjusted EBITDA divided by revenue.

[d].	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

e.

Total consolidated capital expenditures also includes capitalized interest of $8 million and $19 million, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $6 million and September 30, 2021: $4 million and $11 million, respectively).

f.	Represents net cash provided by operating activities divided by revenue.

g.	On an attributable basis.

h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2022	18	PRESS RELEASE

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Revenue (notes 5 and 6)	$2,527	$2,826	$8,239	$8,675

Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,815	1,768	5,404	5,184

General and administrative expenses	26	27	110	112

Exploration, evaluation and project expenses	77	67	244	205

Impairment (reversals) charges (notes 9b and 13)	24	10	29	(77)

Loss on currency translation	3	5	12	16

Closed mine rehabilitation	(55)	4	(180)	33

Income from equity investees (note 12)	(52)	(101)	(240)	(308)

Other (income) expense (note 9a)	(9)	18	(18)	63

Income before finance costs and income taxes	$698	$1,028	$2,878	$3,447

Finance costs, net	(73)	(93)	(250)	(271)

Income before income taxes	$625	$935	$2,628	$3,176

Income tax expense (note 10)	(215)	(323)	(795)	(1,040)

Net income	$410	$612	$1,833	$2,136

Attributable to:

Equity holders of Barrick Gold Corporation	$241	$347	$1,167	$1,296

Non-controlling interests (note 17)	$169	$265	$666	$840

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 8)

Net income

Basic	$0.14	$0.20	$0.66	$0.73

Diluted	$0.14	$0.20	$0.66	$0.73

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2022 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2022	19	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Net income	$410	$612	$1,833	$2,136

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Realized losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	1	—	1	3

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	1	2	2	2

Items that will not be reclassified to profit or loss:

Actuarial loss on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	(1)	—	(2)	—

Net change on equity investments, net of tax $nil, $2, ($6) and $7	3	(12)	35	(49)

Total other comprehensive income (loss)	4	(10)	36	(44)

Total comprehensive income	$414	$602	$1,869	$2,092

Attributable to:

Equity holders of Barrick Gold Corporation	$245	$337	$1,203	$1,252

Non-controlling interests	$169	$265	$666	$840

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2022 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2022	20	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

OPERATING ACTIVITIES

Net income	$410	$612	$1,833	$2,136

Adjustments for the following items:

Depreciation	457	538	1,393	1,545

Finance costs, net	103	101	302	295

Impairment (reversals) charges (notes 9b and 13)	24	10	29	(77)

Income tax expense (note 10)	215	323	795	1,040

Income from equity investees (note 12)	(52)	(101)	(240)	(308)

Gain on sale of non-current assets	(64)	(5)	(86)	(15)

Loss on currency translation	3	5	12	16

Change in working capital (note 11)	(52)	58	(217)	(191)

Other operating activities (note 11)	(91)	(17)	(294)	(133)

Operating cash flows before interest and income taxes	953	1,524	3,527	4,308

Interest paid	(23)	(18)	(175)	(171)

Income taxes paid[1]	(172)	(456)	(666)	(1,146)

Net cash provided by operating activities	758	1,050	2,686	2,991

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(792)	(569)	(2,158)	(1,766)

Sales proceeds	52	16	75	21

Investment sales	—	—	382	—

Divestitures (note 4)	—	—	—	19

Dividends received from equity method investments (note 12)	101	53	770	214

Shareholder loan repayments from equity method investments (note 12)	—	1	—	2

Net cash used in investing activities	(639)	(499)	(931)	(1,510)

FINANCING ACTIVITIES

Lease repayments	(6)	(5)	(16)	(15)

Debt repayments	(56)	—	(56)	(7)

Dividends	(351)	(158)	(882)	(475)

Return of capital (note 16)	—	(250)	—	(500)

Share buyback program (note 16)	(141)	—	(314)	—

Funding from non-controlling interests (note 17)	—	—	—	12

Disbursements to non-controlling interests (note 17)	(162)	(270)	(661)	(741)

Other financing activities (note 11)	60	37	140	101

Net cash used in financing activities	(656)	(646)	(1,789)	(1,625)

Effect of exchange rate changes on cash and equivalents	(3)	—	(6)	(1)

Net decrease in cash and equivalents	(540)	(95)	(40)	(145)

Cash and equivalents at the beginning of period	5,780	5,138	5,280	5,188

Cash and equivalents at the end of period	$5,240	$5,043	$5,240	$5,043

1.

Income taxes paid excludes $59 million (2021: $(26) million) for the three months ended September 30, 2022 and $95 million (2021: $67 million) for the nine months ended September 30, 2022 of income taxes payable that were settled against offsetting VAT receivables.

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2022 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2022	21	PRESS RELEASE

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30, 2022	As at December 31, 2021

ASSETS

Current assets

Cash and equivalents	$5,240	$5,280

Accounts receivable	499	623

Inventories	1,691	1,734

Other current assets	786	612

Total current assets	$8,216	$8,249

Non-current assets

Equity in investees (note 12)	4,064	4,594

Property, plant and equipment	25,329	24,954

Goodwill	4,769	4,769

Intangible assets	149	150

Deferred income tax assets	—	29

Non-current portion of inventory	2,815	2,636

Other assets	1,100	1,509

Total assets	$46,442	$46,890

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,571	$1,448

Debt (note 14a)	12	15

Current income tax liabilities	192	285

Other current liabilities	413	338

Total current liabilities	$2,188	$2,086

Non-current liabilities

Debt (note 14a)	5,083	5,135

Provisions	2,110	2,768

Deferred income tax liabilities	3,461	3,293

Other liabilities	1,293	1,301

Total liabilities	$14,135	$14,583

Equity

Capital stock (note 16)	$28,220	$28,497

Deficit	(6,284)	(6,566)

Accumulated other comprehensive income (loss)	13	(23)

Other	1,915	1,949

Total equity attributable to Barrick Gold Corporation shareholders	$23,864	$23,857

Non-controlling interests (note 17)	8,443	8,450

Total equity	$32,307	$32,307

Contingencies and commitments (notes 5 and 18)

Total liabilities and equity	$46,442	$46,890

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2022 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2022	22	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307

Net income	—	—	1,167	—	—	1,167	666	1,833

Total other comprehensive income	—	—	—	36	—	36	—	36

Total comprehensive income	—	—	1,167	36	—	1,203	666	1,869

Transactions with owners

Dividends	—	—	(882)	—	—	(882)	—	(882)

Disbursements to non-controlling interests (note 17)	—	—	—	—	—	—	(673)	(673)

Dividend reinvestment plan (note 16)	204	3	(3)	—	—	—	—	—

Share buyback program (note 16)	(17,500)	(280)	—	—	(34)	(314)	—	(314)

Total transactions with owners	(17,296)	(277)	(885)	—	(34)	(1,196)	(673)	(1,869)

At September 30, 2022	1,762,035	$28,220	($6,284)	$13	$1,915	$23,864	$8,443	$32,307

At January 1, 2021	1,778,190	$29,236	($7,949)	$14	$2,040	$23,341	$8,369	$31,710

Net income	—	—	1,296	—	—	1,296	840	2,136

Total other comprehensive loss	—	—	—	(44)	—	(44)	—	(44)

Total comprehensive income (loss)	—	—	1,296	(44)	—	1,252	840	2,092

Transactions with owners

Dividends	—	—	(475)	—	—	(475)	—	(475)

Return of capital (note 16)	—	(500)	—	—	—	(500)	—	(500)

Issued on exercise of stock options	50	—	—	—	—	—	—	—

Funding from non-controlling interests	—	—	—	—	—	—	12	12

Disbursements to non-controlling interests	—	—	—	—	—	—	(749)	(749)

Dividend reinvestment plan	147	4	(4)	—	—	—	—	—

Share-based payments	899	6	—	—	(6)	—	—	—

Total transactions with owners	1,096	(490)	(479)	—	(6)	(975)	(737)	(1,712)

At September 30, 2021	1,779,286	$28,746	($7,132)	($30)	$2,034	$23,618	$8,472	$32,090

[1]	Includes cumulative translation losses at September 30, 2022: $92 million (December 31, 2021: $94 million; September 30, 2021: $94 million).

[2]	Includes additional paid-in capital as at September 30, 2022: $1,877 million (December 31, 2021: $1,911 million; September 30, 2021: $1,996 million).

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2022 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2022	23	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Manager - Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, in both his capacity as Mineral Resources Manager: Africa & Middle East and Mineral Resource Management and Evaluation Executive (Mr. Bottoms held the title of Mineral Resources Manager: Africa & Middle East until September 30, 2022, and was promoted to Mineral Resource Management and Evaluation Executive effective October 1, 2022); John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Technical Advisor to Barrick — each a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2021.

Endnotes

Endnote 1

Includes 0.5 million Barrick shares repurchased for $8 million in September 2022 and settled in October 2022.

Endnote 2

Calculated as cash and equivalents ($5,240 million) less debt ($5,095 million).

Endnote 3

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; other items that are not indicative of the underlying operating performance of our core mining business; and the tax effect and non-controlling interest of these items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21
Net earnings attributable to equity holders of the Company	241	488	347	1,167	1,296

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	24	3	10	29	(77)

Acquisition/disposition gains[b]	(64)	(20)	(5)	(86)	(15)

Loss on currency translation	3	6	5	12	16

Significant tax adjustments[c]	44	38	45	99	154

Other (income) expense adjustments[d]	(27)	(95)	12	(109)	37

Tax effect and non-controlling interest[e]	3	(1)	5	(6)	28

Adjusted net earnings	224	419	419	1,106	1,439

Net earnings per share[f]	0.14	0.27	0.20	0.66	0.73

Adjusted net earnings per share[f]	0.13	0.24	0.24	0.62	0.81

a.

For the three and nine month periods ended September 30, 2022, net impairment charges mainly relate to an inventory write-off at Lumwana. Net impairment reversals for the nine months ended September 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte.

b.

For the three and nine month periods ended September 30, 2022, acquisition/disposition gains relate to the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.

c.

For the three month period ended September 30, 2022, significant tax adjustments mainly relate to foreign currency translation gains and losses on tax balances, gain on sale of non-current assets, impairment charges and changes in the discount rate assumptions on our closed mine rehabilitation provision.

For the three month period ended September 30, 2021, significant tax adjustments primarily relate to the foreign exchange impact on current tax expense in Peru and the remeasurement of deferred tax balances. For the nine month period ended September 30, 2022, significant tax adjustments primarily relate to foreign currency translation gains and losses on tax balances, changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and gain on sale of non-current assets. For the nine month period ended September 30, 2021, significant tax adjustments mainly relate to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the

BARRICK THIRD QUARTER 2022	24	PRESS RELEASE

remeasurement of deferred tax balances, the settlement of the Massawa Senegalese tax dispute and the recognition/derecognition of our deferred taxes in various jurisdictions.
d.

For the three month periods ended September 30, 2022 and June 30, 2022 and for the nine month period ended September 2022, other (income) expense adjustments mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision. Other (income) expense adjustments for all periods were also impacted by care and maintenance expenses at Porgera.

e.	Tax effect and non-controlling interest for the nine month period ended September 30, 2021 primarily relates to acquisition/disposition gains.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 4

As at September 30, 2022, we have purchased $322 million of shares under this program, including $8 million that settled in the fourth quarter of 2022.

Endnote 5

“Realized price” is a non-GAAP financial performance measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; and cumulative catch-up adjustments to revenue relating to our streaming arrangements. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
				For the three months ended				For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21	9/30/22	9/30/21

Sales	2,277	2,597	2,531	200	211	209	7,385	7,761	698	699

Sales applicable to non-controlling interests	(700)	(779)	(799)	0	0	0	(2,266)	(2,392)	0	0

Sales applicable to equity method investments[a,b]	152	145	166	134	164	154	433	488	486	485

Sales applicable to sites in closure or care and maintenance[c]	(14)	(30)	(11)	0	0	0	(44)	(80)	0	0

Treatment and refinement charges	3	2	9	54	47	42	8	9	152	122

Revenues – as adjusted	1,718	1,935	1,896	388	422	405	5,516	5,786	1,336	1,306

Ounces/pounds sold (000s ounces/millions pounds)[c]	997	1,040	1,071	120	113	101	3,030	3,234	346	310

Realized gold/copper price per ounce/pound[d]	1,722	1,861	1,771	3.24	3.72	3.98	1,820	1,789	3.86	4.21

a.

Represents sales of $152 million and $433 million, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $145 million and September 30, 2021: $166 million and $489 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $82 million and $299 million, respectively, for the three and nine months ended September 30, 2022 (June 30, 2022: $99 million and September 30, 2021: $108 million and $304 million, respectively) applicable to our 50% equity method investment in Zaldívar and $57 million and $201 million, respectively (June 30, 2022: $69 million and September 30, 2021: $50 million and $194 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Excludes Pierina, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 6

On an attributable basis.

Endnote 7

“Free cash flow” is a non-GAAP financial performance measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2022	25	PRESS RELEASE

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Net cash provided by operating activities	758	924	1,050	2,686	2,991

Capital expenditures	(792)	(755)	(569)	(2,158)	(1,766)

Free cash flow	(34)	169	481	528	1,225

Endnote 8

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Minesite sustaining capital expenditures	571	523	386	1,514	1,242

Project capital expenditures	213	226	179	625	513

Capitalized interest	8	6	4	19	11

Total consolidated capital expenditures	792	755	569	2,158	1,766

Endnote 9

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu and our 50% share of Zaldívar and Jabal Sayid.

Endnote 10

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi up until the third quarter of 2021, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

Endnote 11

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes minesite sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All in costs” per ounce starts with “All-in sustaining costs” per ounce and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures and other non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist investors, analysts and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Although a standardized definition of all-in sustaining costs was published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2022	26	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the nine months ended

	Footnote	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21
Cost of sales applicable to gold production		1,638	1,703	1,601	4,923	4,733

Depreciation		(393)	(438)	(475)	(1,250)	(1,377)

Cash cost of sales applicable to equity method investments		61	54	51	166	165

By-product credits		(50)	(51)	(86)	(156)	(215)

Realized (gains) losses on hedge and non-hedge derivatives		0	0	0	0	0

Non-recurring items	a	0	0	0	0	0

Other	b	(7)	(22)	14	(30)	(41)

Non-controlling interests	c	(360)	(358)	(314)	(1,049)	(910)

Total cash costs		889	888	791	2,604	2,355

General & administrative costs		26	30	27	110	112

Minesite exploration and evaluation costs	d	22	20	20	52	52

Minesite sustaining capital expenditures	e	571	523	386	1,514	1,242

Sustaining leases		12	6	9	27	28

Rehabilitation - accretion and amortization (operating sites)	f	12	13	14	36	38

Non-controlling interest, copper operations and other	g	(264)	(221)	(140)	(661)	(445)

All-in sustaining costs		1,268	1,259	1,107	3,682	3,382

Global exploration and evaluation and project expense	d	55	80	47	192	153

Community relations costs not related to current operations		0	0	0	0	0

Project capital expenditures	e	213	226	179	625	513

Non-sustaining leases		0	0	0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	5	5	4	13	11

Non-controlling interest and copper operations and other	g	(71)	(68)	(53)	(197)	(169)

All-in costs		1,470	1,502	1,284	4,315	3,890

Ounces sold - equity basis (000s ounces)	h	997	1,040	1,071	3,030	3,234

Cost of sales per ounce	i,j	1,226	1,216	1,122	1,211	1,101

Total cash costs per ounce	j	891	855	739	859	728

Total cash costs per ounce (on a co-product basis)	j,k	925	887	794	893	769

All-in sustaining costs per ounce	j	1,269	1,212	1,034	1,215	1,046

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,303	1,244	1,089	1,249	1,087

All-in costs per ounce	j	1,474	1,444	1,199	1,424	1,203

All-in costs per ounce (on a co-product basis)	j,k	1,508	1,476	1,254	1,458	1,244

a. Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b. Other

Other adjustments for the three and nine month periods ended September 30, 2022 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021, which all are producing incidental ounces, of $7 million and $17 million, respectively (June 30, 2022: $7 million; September 30, 2021: $6 million and $44 million, respectively).

c. Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $491 million and $1,472 million, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $505 million and September 30, 2021: $481 million and $1,396 million, respectively). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi up until the third quarter of 2021. Refer to Note 5 to the Financial Statements for further information.

d. Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 50 of Barrick’s Q3 2022 MD&A.

e. Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, distinct projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 expansion. Refer to page 49 of Barrick’s Q3 2022 MD&A.

f. Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g. Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi (up until the third quarter of 2021) operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. The impact is summarized as the following:

BARRICK THIRD QUARTER 2022	27	PRESS RELEASE

($ millions)		For the three months ended		For the nine months ended

Non-controlling interest, copper operations and other	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

General & administrative costs	(5)	(5)	(4)	(23)	(17)

Minesite exploration and evaluation expenses	(9)	(7)	(7)	(19)	(17)

Rehabilitation - accretion and amortization (operating sites)	(3)	(4)	(4)	(10)	(11)

Minesite sustaining capital expenditures	(247)	(205)	(125)	(609)	(400)

All-in sustaining costs total	(264)	(221)	(140)	(661)	(445)

Global exploration and evaluation and project expense	(9)	(11)	(4)	(24)	(13)

Project capital expenditures	(62)	(57)	(49)	(173)	(156)

All-in costs total	(71)	(68)	(53)	(197)	(169)

h.	Ounces sold - equity basis

Figures remove the impact of: Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $6 million and $17 million, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $8 million and September 30, 2021: $6 million and $13 million, respectively); Golden Sunlight of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $nil and September 30, 2021: $nil and $nil, respectively); up until its divestiture in June 2021, Lagunas Norte of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $nil and September 30, 2021: $nil and $37 million, respectively); and starting the fourth quarter of 2021, Buzwagi of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $nil and September 30, 2021: $nil and $nil, respectively), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21
By-product credits	50	51	86	156	215

Non-controlling interest	(16)	(18)	(27)	(53)	(83)

By-product credits (net of non-controlling interest)	34	33	59	103	132

Endnote 12

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and production taxes and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value. Management believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will enable investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2022	28	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Cost of sales	172	143	162	469	435

Depreciation/amortization	(59)	(34)	(60)	(131)	(154)

Treatment and refinement charges	54	47	42	152	122

Cash cost of sales applicable to equity method investments	81	74	74	227	225

Less: royalties	(23)	(32)	(27)	(87)	(75)

By-product credits	(2)	(6)	(2)	(11)	(9)

Other	0	0	0	0	0

C1 cash costs	223	192	189	619	544

General & administrative costs	4	6	3	22	13

Rehabilitation - accretion and amortization	0	1	1	2	4

Royalties	23	32	27	87	75

Minesite exploration and evaluation costs	8	5	3	16	9

Minesite sustaining capital expenditures	115	89	40	271	130

Sustaining leases	1	2	2	4	6

All-in sustaining costs	374	327	265	1,021	781

Pounds sold - consolidated basis (millions pounds)	120	113	101	346	310

Cost of sales per pound[a,b]	2.30	2.11	2.57	2.21	2.36

C1 cash cost per pound[a]	1.86	1.70	1.85	1.79	1.75

All-in sustaining costs per pound[a]	3.13	2.87	2.60	2.96	2.52

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 13

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

Endnote 14

See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

Endnote 15

Proven and probable mineral reserves added since the formation of the NGM joint venture on July 1, 2019, calculated before depletion based on NGM’s total proven and probable mineral reserves estimated as of December 31, 2021, including the 40% interest in South Arturo that NGM acquired in 2021 and that it did not already own, compared to the total pro forma proven and probable mineral reserves of NGM estimated as of December 31, 2018, including NGM’s then 60% interest in South Arturo. See endnote 17 and endnote 18.

Endnote 16

Inferred mineral resources added since the formation of the NGM joint venture on July 1, 2019, based on NGM’s total inferred resources estimated as of December 31, 2021, including the 40% interest in South Arturo that NGM acquired in 2021 and that it did not already own, compared to the total pro forma inferred resources of NGM estimated as of December 31, 2018, including NGM’s then 60% interest in South Arturo and excluding Barrick’s 100% owned Fourmile project. See endnote 17 and endnote 18.

Endnote 17

The pro forma reserves and resources figures of Nevada Gold Mines set out below were derived by adding the respective reserves and resources in respect of Nevada operations reported by Barrick in its 2018 Annual Information Form and Newmont in its press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018 in respect of the relevant Nevada properties. The pro forma reserves and resources are provided for illustrative purposes only. Barrick and Newmont calculated such figures based on different standards and assumptions, and accordingly such figures may not be directly comparable and the pro forma reserves and resources may be subject to adjustments due to such differing standards and assumptions. In particular, Barrick mineral reserves and resources have been prepared according to Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards for Mineral Resources and Mineral Reserves as incorporated by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, which differ from the requirements of U.S. securities laws. Newmont’s reported reserves were prepared in compliance with Industry Guide 7 published by the SEC, however at that time, the SEC did not recognize the terms “resources” and “measured

BARRICK THIRD QUARTER 2022	29	PRESS RELEASE

and indicated resources”. Newmont had determined that its reported “resources” would be substantively the same as those prepared using Guidelines established by the Society of Mining, Metallurgy and Exploration (SME) and that its reported measured and indicated resources (combined) were equivalent to “Mineralized Material” disclosed in its annual report on Form 10-K.

Reserves and resources of Barrick in Nevada are stated on an attributable basis as of December 31, 2018 and include Goldstrike, Cortez, Goldrush, South Arturo (60%) and Turquoise Ridge (75%). Proven reserves of 84.4 million tonnes grading 4.36 g/t, representing 11.8 million ounces of gold. Probable reserves of 155.6 million tonnes grading 2.93 g/t, representing 14.7 million ounces of gold. Measured resources of 13.5 million tonnes grading 4.22 g/t, representing 1.8 million ounces of gold. Indicated resources of 101.6 million tonnes grading 4.34 g/t, representing 14.2 million ounces of gold. Inferred resources of 28.7 million tonnes grading 5.2 g/t, representing 4.8 million ounces of gold. Complete mineral reserve and resource data for all Barrick mines and projects referenced in this press release as of December 31, 2018, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Barrick are reported, are set out in Barrick’s 2018 Annual Information Form issued on March 22, 2019.

Reserves and resources of Newmont in Nevada are stated on an attributable basis as of December 31, 2018 and include Carlin, Phoenix, Twin Creeks (including Newmont’s 25% equity in Turquoise Ridge) and Long Canyon. Proven reserves of 46.6 million tonnes grading 3.84 g/t, representing 5.8 million ounces of gold. Probable reserves of 378.1 million tonnes grading 1.32 g/t, representing 16.0 million ounces of gold. Measured resources of 19.7 million tonnes grading 2.2 g/t, representing 1.4 million ounces of gold. Indicated resources of 244.4 million tonnes grading 1.27 g/t, representing 10.0 million ounces of gold. Inferred resources of 45.5 million tonnes grading 1.81 g/t, representing 2.7 million ounces of gold. Complete mineral reserve and resource data for all Newmont mines and projects referenced in this press release as of December 31, 2018, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Newmont are reported, are set out in Newmont’s press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018.

Below is additional reserve and resource data in respect of Nevada Gold Mines as of December 31, 2018:

	2018 PROFORMA GOLD MINERAL RESERVES
	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs

	Mt	(gm/t)	Moz	Mt	(gm/t)	Moz	Mt	(gm/t)	Moz

Barrick in Nevada	84	4.36	12	160	2.93	15	240	3.43	27

Newmont in Nevada	47	3.84	5.8	380	1.32	16	420	1.6	22

NEVADA GOLD MINES	131	4.18	18	530	1.79	31	660	2.26	48

	2018 PROFORMA GOLD MINERAL RESOURCES (Exclusive of Mineral Reserves)
	MEASURED			INDICATED			M&I			INFERRED
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs
	Mt	(gm/t)	Moz	Mt	(gm/t)	Moz	Mt	(gm/t)	Moz	Mt	(gm/t)	Moz

Barrick in Nevada	14	4.22	1.8	102	4.34	14	115	4.32	16	29	5.2	4.8

Newmont in Nevada	20	2.19	1.4	240	1.27	10	270	1.34	11	46	1.8	2.7

NEVADA GOLD MINES	33	3.02	3.2	350	2.17	24	380	2.24	27	74	3.1	7.5

Endnote 18

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2021, unless otherwise noted. Reserves and resources for NGM as of December 31, 2021 are stated on a 100% basis. Proven reserves of 99 million tonnes grading 4.82 g/t, representing 15 million ounces of gold. Probable reserves of 422 million tonnes grading 2.58 g/t, representing 35 million ounces of gold. Measured resources of 168 million tonnes grading 4.13 g/t, representing 22 million ounces of gold. Indicated resources of 923 million tonnes grading 1.85 g/t, representing 55 million ounces of gold. Inferred resources of 305 million tonnes grading 1.6 g/t, representing 16 million ounces of gold. Inferred resources for North Leeville - Carlin of 1.9 million tonnes grading 11.5 g/t, representing 0.70 million ounces of gold. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release as of December 31, 2021, including tonnes, grades, pounds, and ounces, can be found on pages 34-47 of Barrick’s 2021 Annual Information Form / Form 40-F on file with the Canadian provincial securities regulators on SEDAR at www.sedar.com and the Securities and Exchange Commission on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2022	30	PRESS RELEASE

Endnote 19

Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

Endnote 20

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

Endnote 21

Subject to change following completion of the updated feasibility study.

Endnote 22

On a 100% basis.

Endnote 23

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Endnote 24

Included within our 61.5% interest in Carlin is Nevada Gold Mines’ 100% interest in South Arturo.

Endnote 25

Includes Goldrush.

Endnote 26

Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2022 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 8 of Barrick’s Q3 2022 MD&A for further details.

Endnote 27

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 28

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.

Endnote 29

Includes corporate administration costs.

Endnote 30

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2022	31	PRESS RELEASE

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Net earnings	410	717	612	1,833	2,136

Income tax expense	215	279	323	795	1,040

Finance costs, net[a]	55	73	80	204	233

Depreciation	457	476	538	1,393	1,545

EBITDA	1,137	1,545	1,553	4,225	4,954

Impairment charges (reversals) of long-lived assets[b]	24	3	10	29	(77)

Acquisition/disposition gains[c]	(64)	(20)	(5)	(86)	(15)

Loss on currency translation	3	6	5	12	16

Other (income) expense adjustments[d]	(27)	(95)	12	(109)	37

Income tax expense, net finance costs, and depreciation from equity investees	82	88	94	256	273

Adjusted EBITDA	1,155	1,527	1,669	4,327	5,188

[a].	Finance costs exclude accretion.
b.

For the three and nine month periods ended September 30, 2022, net impairment charges mainly relate to an inventory write-off at Lumwana. Net impairment reversals for the nine months ended September 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte.

c.

For the three and nine month periods ended September 30, 2022, acquisition/disposition gains relate to the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.

d.

For the three month periods ended September 30, 2022 and June 30, 2022 and for the nine month period ended September 2022, other (income) expense adjustments mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision. Other (income) expense adjustments for all periods were also impacted by care and maintenance expenses at Porgera.

BARRICK THIRD QUARTER 2022	32	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD	The New York Stock Exchange
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Transfer Agents and Registrars

TSX Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

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Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “on track”, “opportunities”, “guidance”, “project”, “continue”, “committed”, “estimate”, “potential”, “progress”, “proposed”, “warns”, “future”, “prospect”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/ pound; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; our plans and expected completion and benefits of our growth projects; potential mineralization and metal or mineral recoveries; new opportunities for innovations and discoveries at Nevada Gold Mines; the timeline and process for the reconstitution of a joint venture to carry out the future development and operation of the Reko Diq project; the planned updating of the historical Reko Diq feasibility study and our plans upon the project’s reconstitution; the proposed fiscal terms applicable to the Reko Diq project and the joint venture through which it is held; the timeline for execution and effectiveness of definitive agreements and formation of a new joint venture to implement the Framework Agreement between Papua New Guinea and Barrick (Niugini) Limited; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; the potential impact of local currency restrictions, inflation and taxation in Argentina on Veladero; our pipeline of high confidence projects at or near existing operations, including the potential for a super pit at Jabal Sayid; expected production and cost levels for the North Mara and Bulyanhulu mines and their potential to achieve Tier One status as a combined complex; Barrick’s partnership with the Government of Tanzania under the framework agreement; Lumwana’s potential for future growth and ability to further extend the life of mine, including through the development of a super pit; the anticipated impact of Zambia’s new royalty tax regime; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations and investments (including local content programs and community investment in Nevada, Argentina and Africa), climate change, greenhouse gas emissions reduction targets, tailings storage facility management (including compliance with the Global Industry Standard on Tailings Management), health and safety performance and biodiversity initiatives; Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including approval of the final location of the additional tailings storage facility for Pueblo Viejo following submission of the Environmental and Social Impact Assessment in the Dominican Republic; non-renewal of or failure to obtain key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.